UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-41823

Nvni Group Limited

P.O. Box 10008, Willow House, Cricket Square

Grand Cayman, Cayman Islands KY1-1001

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Appointment of Phoebe Wang as Chief AI Officer

On March 2, 2026, Nuvini Group Limited (Nasdaq: NVNI) (the “Company”) announced the appointment of Phoebe Wang as Chief Artificial Intelligence Officer (“CAIO”), effective March 2, 2026. Ms. Wang transitions from her role as a member of the Company’s Board of Directors, where she has served since November 2025, to lead Nuvini’s enterprise-wide AI strategy, investment, and implementation.

In connection with her appointment as CAIO, Ms. Wang has stepped down from the Board of Directors, effective March 2, 2026. The Board will evaluate the appointment of a replacement director in due course.

Update About the Chief Executive Officer’s Personal Investment

As previously disclosed, on December 04, 2025, the Company and its Founder and Chief Executive Officer Pierre Schurmann entered into a binding investment agreement to invest $6 million of personal capital in the Company through a direct private placement of equity securities, subject to closing conditions (the “Investment Agreement”). Pursuant to the Investment Agreement, Xurmann Investments Ltd, an investment vehicle wholly owned by Mr. Schurmann, will acquire 1,500,000 ordinary shares at $4.00 per share, along with five-year warrants to purchase 300,000 additional shares at an exercise price of $25.00 per share.

Mr. Schurmann is currently working to obtain the financing to conclude his investment. While the process has taken longer than initially anticipated, the parties continue to work diligently toward its completion. The Company will provide further updates in due course. There is no guarantee that Mr. Schurmann will be able to obtain the required financing nor that his investment will be completed.

A copy of the press release is furnished as Exhibit 99.1 to this report on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated March 2, 2026.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NVNI GROUP LIMITED

Date: March 2, 2026	By:	/s/ Pierre Schurmann
	Name:	Pierre Schurmann
	Title:	Chief Executive Officer

3